UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Nano Labs Ltd

(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

63011A102**

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 63011A102 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Global Market under the symbol “NA.” Each ADS represents two Class A Ordinary Shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 63011A102

1.	Names of Reporting Persons. Jianping Kong
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 33,997,821 Class B Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 33,997,821 Class B Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,997,821 Class B Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 30.5% (assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No. 63011A102

1.	Names of Reporting Persons. JIANPING KONG LTD
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 33,997,821 Class B Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 33,997,821 Class B Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,997,821 Class B Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 30.5% (assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

Item 1(a).	Name of Issuer:

Nano Labs Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

30th Floor, Dikaiyinzuo, No. 29, East Jiefang Road

Hangzhou, Zhejiang

People’s Republic of China

Item 2(a).	Name of Person Filing:

Jianping Kong

JIANPING KONG LTD

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

Jianping Kong

30th Floor, Dikaiyinzuo, No. 29, East Jiefang Road

Hangzhou, Zhejiang

People’s Republic of China

JIANPING KONG LTD

Intershore Consult Ltd. of Intershore Chambers

Road Town, Tortola

British Virgin Island

Item 2(c).	Citizenship:

Jianping Kong—People’s Republic of China

JIANPING KONG LTD—British Virgin Island

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”).

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value US$0.0001 per share (the “Class B Ordinary Shares”). Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 15 votes per share. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Item 2(e).	CUSIP No.:

63011A102

CUSIP number 63011A102 has been assigned to the ADSs of the issuer, which are quoted on the Nasdaq Global Market under the symbol “NA.” Each ADS represents two Class A Ordinary Shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2022:

Reporting person	Amount beneficially owned		Percent of class[1]	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Jianping Kong	33,997,821	[2]	30.5	33,997,821	0	33,997,821	0
JIANPING KONG LTD	33,997,821	[2]	30.5	33,997,821	0	33,997,821	0

[1]

Pursuant to Rule 13d-3(d)(1), all Class B Ordinary Shares (which are convertible into Class A Ordinary Shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A Ordinary Shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A Ordinary Shares beneficially owned by the Reporting Persons. The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 111,496,668 issued and outstanding ordinary shares (consisting of 54,318,514 Class A Ordinary Shares and 57,178,154 Class B Ordinary Shares) of the Issuer as of December 31, 2022 as a single class. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. In computing the percentage ownership of the Reporting Persons, we have included, where applicable, shares that the Reporting Persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2022.

[2]	33,997,821 Class B Ordinary Shares held by JIANPING KONG LTD. Mr. Jianping Kong is the beneficial owner and sole director of JIANPING KONG LTD.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

Jianping Kong
By:	/s/ Jianping Kong

JIANPING KONG LTD
By:	/s/ Jianping Kong
Name: Jianping Kong
Title: Director

LIST OF EXHIBITS

Exhibit 99.1 – Joint Filing Agreement dated February 13, 2023, by and among the Reporting Persons